                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                                   BYL Bancorp
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    056064108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               S. Alan Rosen, Esq.
                     Horgan, Rosen, Beckham & Coren, L.L.P.
                         21700 Oxnard Street, Suite 1400
                        Woodland Hills, California 91367
                                 (818) 340-6100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 30, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 056064108
-------------------

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only):
        Everest Partners Limited Partnership (dba Everest Partners, L.P.)
-------------------------------------------------------------------------------
2)      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)      [X]
        (b)      [ ]
-------------------------------------------------------------------------------
3)      SEC Use Only

-------------------------------------------------------------------------------
4)      Source of Funds (See Instructions):
        WC
-------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
6)      Citizenship or Place of Organization:
        Nevada
-------------------------------------------------------------------------------
Number of          (7)   Sole Voting Power                      0
Shares            -------------------------------------------------------------
Beneficially       (8)   Shared Voting Power               88,000
Owned by          -------------------------------------------------------------
Each Reporting-    (9)   Sole Dispositive Power                 0
Person            -------------------------------------------------------------
With              (10)   Shared Dispositive Power          88,000
-------------------------------------------------------------------------------
11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
        88,000
-------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

-------------------------------------------------------------------------------
13)     Percent of Class Represented by Amount in Row (11):
        3.47%
-------------------------------------------------------------------------------
14)     Type of Reporting Person (See Instructions):
        PN
-------------------------------------------------------------------------------

CUSIP No. 056064108
-------------------

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only):
        Nick A. Becker
-------------------------------------------------------------------------------
2)      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)      [X]
        (b)      [ ]
-------------------------------------------------------------------------------
3)      SEC Use Only

-------------------------------------------------------------------------------
4)      Source of Funds (See Instructions):
        PF
-------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
6)      Citizenship or Place of Organization:
        USA
-------------------------------------------------------------------------------
Number of          (7)   Sole Voting Power                      0
Shares            -------------------------------------------------------------
Beneficially       (8)   Shared Voting Power               15,000
Owned by          -------------------------------------------------------------
Each Reporting-    (9)   Sole Dispositive Power                 0
Person            -------------------------------------------------------------
With              (10)   Shared Dispositive Power          15,000
-------------------------------------------------------------------------------
11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
        15,000
-------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

-------------------------------------------------------------------------------
13)     Percent of Class Represented by Amount in Row (11):
        .59%
-------------------------------------------------------------------------------
14)     Type of Reporting Person (See Instructions):
        IN
-------------------------------------------------------------------------------

CUSIP No. 056064108
-------------------

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only):
        Everest Managers, LLC
-------------------------------------------------------------------------------
2)      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)      [X]
        (b)      [ ]
-------------------------------------------------------------------------------
3)      SEC Use Only

-------------------------------------------------------------------------------
4)      Source of Funds (See Instructions):
        Not Applicable
-------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
6)      Citizenship or Place of Organization:
        Nevada
-------------------------------------------------------------------------------
Number of          (7)   Sole Voting Power                       0
Shares            -------------------------------------------------------------
Beneficially       (8)   Shared Voting Power                88,000
Owned by          -------------------------------------------------------------
Each Reporting-    (9)   Sole Dispositive Power                  0
Person            -------------------------------------------------------------
With              (10)   Shared Dispositive Power           88,000
-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
         88,000
-------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

-------------------------------------------------------------------------------
13)     Percent of Class Represented by Amount in Row (11):
        3.47%
-------------------------------------------------------------------------------
14)     Type of Reporting Person (See Instructions):
        OO
-------------------------------------------------------------------------------

CUSIP No. 056064108
-------------------

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only):
        David M. W. Harvey
-------------------------------------------------------------------------------
2)      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)      [X]
        (b)      [ ]
-------------------------------------------------------------------------------
3)      SEC Use Only

-------------------------------------------------------------------------------
4)      Source of Funds (See Instructions):
        Not Applicable

-------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
6)      Citizenship or Place of Organization:
        USA
-------------------------------------------------------------------------------
Number of          (7)   Sole Voting Power                         0
Shares            -------------------------------------------------------------
Beneficially       (8)   Shared Voting Power                  88,000
Owned by          -------------------------------------------------------------
Each Reporting-    (9)   Sole Dispositive Power                    0
Person            -------------------------------------------------------------
With              (10)   Shared Dispositive Power             88,000
-------------------------------------------------------------------------------
11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
        88,000
-------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

-------------------------------------------------------------------------------
13)     Percent of Class Represented by Amount in Row (11):
        3.47%
-------------------------------------------------------------------------------
14)     Type of Reporting Person (See Instructions):
        IN
-------------------------------------------------------------------------------

CUSIP No. 056064108
-------------------

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only):
        JAM Partners, L.P.
-------------------------------------------------------------------------------
2)      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)      [X]
        (b)      [ ]
-------------------------------------------------------------------------------
3)      SEC Use Only

-------------------------------------------------------------------------------
4)      Source of Funds (See Instructions):
        WC
-------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
6)      Citizenship or Place of Organization:
        Delaware
-------------------------------------------------------------------------------

Number of          (7)   Sole Voting Power            116,900
Shares            -------------------------------------------------------------
Beneficially       (8)   Shared Voting Power
Owned by          -------------------------------------------------------------
Each Reporting-    (9)   Sole Dispositive Power         116,900
Person            -------------------------------------------------------------
With              (10)   Shared Dispositive Power
-------------------------------------------------------------------------------
11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
        116,900
-------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

-------------------------------------------------------------------------------
13)     Percent of Class Represented by Amount in Row (11):
        4.61%
-------------------------------------------------------------------------------
14)     Type of Reporting Person (See Instructions):
        OO
-------------------------------------------------------------------------------

CUSIP No. 056064108
-------------------

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only):
        Sy Jacobs
-------------------------------------------------------------------------------
2)      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)      [X]
        (b)      [ ]
-------------------------------------------------------------------------------
3)      SEC Use Only

-------------------------------------------------------------------------------
4)      Source of Funds (See Instructions):
        PF
-------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
6)      Citizenship or Place of Organization:
        USA
-------------------------------------------------------------------------------

Number of          (7)   Sole Voting Power              125,400
Shares            -------------------------------------------------------------
Beneficially       (8)   Shared Voting Power
Owned by          -------------------------------------------------------------
Each Reporting-    (9)   Sole Dispositive Power         125,400
Person            -------------------------------------------------------------
With              (10)   Shared Dispositive Power
-------------------------------------------------------------------------------
11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
        125,400
-------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

-------------------------------------------------------------------------------
13)     Percent of Class Represented by Amount in Row (11):
        4.94%
-------------------------------------------------------------------------------
14)     Type of Reporting Person (See Instructions):
        IN
-------------------------------------------------------------------------------

Item 1: Security and Issuer.

        The class of equity securities to which this Statement relates is the no par value Common Stock (the "Shares") of BYL Bancorp, a California corporation (the "Issuer"). The Issuer's Shares are traded on the Nasdaq National Market System under the symbol "BOYL." The principal executive offices of the Issuer are located at 1875 North Tustin Street, Orange, California 92865.

Item 2: Identity & Background.

        (a) Names of Filing Persons:

        This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): Everest Partners Limited Partnership (d.b.a. Everest Partners, L.P.) (the "Everest Limited Partnership"), Everest Managers, L.L.C. (the "Everest General Partner"), and David M. W. Harvey, the principal member of the Everest General Partner (collectively, the "Everest Parties"), JAM Partners, L.P. ("JAM") and Sy Jacobs, the General Partner of JAM (collectively, the "JAM Parties"), and Nick A. Becker ("Becker") (collectively the "Filing Persons"). The Filing Persons have entered into a Joint Filing Agreement, dated as of August 30, 2000, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons have agreed to act as a group solely for the purposes of seeking the election of two nominees to the Issuer's Board of Directors and to urge the Issuer's Board of Directors to maximize shareholder value and liquidity through the prompt sale of the Issuer to PBOC Holdings or another purchaser. (See Letter to Management attached as Exhibit B.)

        (b) Residence or Business Address:

         Everest Parties:
         Post Office Box 3178
         Gardnerville, NV 89410

         JAM Parties:
         One Fifth Avenue
         New York, NY 10003

         Becker:
         15061 Springdale Street, Suite 100
         Huntington Beach, CA 92649

        (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

        The Everest Limited Partnership is a Nevada limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. The Everest General Partner, a Nevada limited liability company, is the general partner of the Everest Limited Partnership. The Everest General Partner is charged with management of the day-to-day affairs of the Everest Limited Partnership. The principal member of the Everest

General Partner is David M. W. Harvey. The Everest Limited Partnership, the Everest General Partner, and Mr. Harvey all conduct their business from Post Office Box 3178, Gardnerville, Nevada, 89410.

        JAM Partners, L.P. is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. Jacobs is the managing general partner responsible for overseeing the day-to-day affairs of JAM. JAM conducts its activity from One Fifth Avenue, New York, New York 10003.

        Nick A. Becker, an individual, is an investor for his personal account. He operates from his office located at 15061 Springdale Street, Suite 100, Huntington Beach, California 92649.

        (d) and (e)

        During the last five years, none of the Filing Persons has been convicted in a criminal proceeding(excluding traffic violations or similar misdemeanors), nor have any such persons or entities been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

        (f) Citizenship:

        The Everest Limited Partnership and the Everest General Partner are organized under Nevada law; David M. W. Harvey is a citizen of the U.S.A.; JAM in organized under Delaware law; and Jacobs and Becker and citizens of the U.S.A.

Item 3: Source and Amount of Funds or Other Consideration

        For the Everest Parties, the aggregate purchase price of the stock covered by this Statement was $858,490.00. No borrowed funds were used to purchase the stock. For the JAM Parties, the aggregate purchase price of the stock covered by this Statement was $2,167,642. Certain shares were purchased in a margin account. For Becker, the aggregate purchase price was $146,332.50. No borrowed funds were used to purchase the stock.

Item 4: Purpose of Transaction

        The stock that is the subject of this Schedule 13D was acquired by the Filing Persons for the purpose of investment. Depending upon investment strategies, the need for or availability of funds, the price of the stock, and other considerations, each of the Filing Persons may acquire additional shares of stock or dispose of some or all of the stock from time to time.

        The Filing Persons believe the Board of Directors should immediately pursue measures which will maximize shareholder value and liquidity through the prompt sale of the Issuer to PBOC Holdings or another purchaser. (See Exhibit B.) To foster this outcome the Filing Persons seek the addition of two candidates to serve on the Issuer's Board of Directors. The Filing Persons have agreed to form a group solely for these purposes.

        At present, and except as disclosed herein, the Filing Persons have no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. The Filing Persons intend to continue to explore the options available to them. The Filing Persons may, at any time or from time to time, review or reconsider their position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

Item 5: Interest in Securities of the Issuer

        (a) Based on Schedule 14A filed by the Issuer, as of August 11, 2000 the Issuer had 2,538,435 Shares issued and outstanding. The following chart reflects the ownership of the Shares by the Filing Persons:


Name                                Numbers of Shares          Percentage
----                                -----------------          ----------
Everest Parties                          88,000                    3.47%
JAM Parties                             125,400                    4.94%
Becker                                   15,000                     .59%
                                        -------                    -----
                                        228,400                    9.00%


        (b) With respect to the Everest Parties, the Everest General Partner has the power to vote or direct the voting of and the power to dispose or to direct the disposition of 88,000 shares of stock. Because Mr. Harvey is the controlling person of the Everest General Partner, he may be deemed to have the indirect power to vote or direct the vote and to dispose or direct the disposition of the stock that is the subject of this Schedule 13D. Each of Mr. Harvey and the Everest General Partner disclaims beneficial ownership of shares of stock of the Issuer held by the other Filing Persons.

        With respect to the JAM Parties, JAM has the power to vote and to dispose of 116,900 shares. Because Jacobs is the controlling person of JAM, he may be deemed to have the indirect power to vote and to dispose or direct the disposition of the shares held by JAM. He also has the power to vote and dispose of 8,500 shares. Each of JAM and Jacobs disclaims beneficial ownership of shares of stock of the Issuer held by the other Filing Persons.

        Becker has shared power to vote and to dispose of 15,000 shares and disclaims beneficial ownership of shares of stock of the Issuer held by the other Filing Persons.

        (c) Purchases in the last 60 days. See Exhibit C attached. The transactions identified in Exhibit C were effected through one or more brokers in the over-the-counter market.

        (d) No person other than the Filing Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the stock that is the subject of this Schedule 13D.

        (e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Except as set forth herein, none of the Filing Persons has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the shares of stock that are the subject of this Schedule 13D, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. The shares of stock that are the subject of this Schedule 13D were not acquired on margin.

Item 7: Material to be Filed as Exhibits

        Exhibit A - Joint Filing Agreement

        Exhibit B - Letter to Management

        Exhibit C - Schedule of Purchases

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                          EVEREST PARTNERS LIMITED PARTNERSHIP
                                          (d.b.a. EVEREST PARTNERS, L.P.)
                                          By its General Partner
                                          EVEREST MANAGERS, L.L.C.
Dated: August 30, 2000                    By:   /s/ David M. W. Harvey
                                          -------------------------------------
                                          Name: David M. W. Harvey
                                          Title: Managing Member


                                          EVEREST MANAGERS, L.L.C.
Dated: August 30, 2000                    By:   /s/ David M. W. Harvey
                                          -------------------------------------
                                          Name: David M. W. Harvey
                                          Title: Managing Member


Dated: August 30, 2000                    By:   /s/ David M. W. Harvey
                                          -------------------------------------
                                          Name: David M. W. Harvey


                                          JAM PARTNERS, L.P.
Dated: August 30, 2000                    By:   /s/ Sy Jacobs, General Partner
                                          -------------------------------------
                                          Name: Sy Jacobs, General Partner


Dated: August 30, 2000                    By:   /s/ Sy Jacobs
                                          -------------------------------------
                                          Name: Sy Jacobs


Dated: August 30, 2000                    By:   /s/ Nick A. Becker
                                          -------------------------------------
                                          Name: Nick A. Becker

                                                                       EXHIBIT A


                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13D

                         ------------------------------

The undersigned hereby agree as follows:

        (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

        (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

                                        EVEREST PARTNERS LIMITED PARTNERSHIP
                                        (d.b.a. EVEREST PARTNERS, L.P.)
                                        By its General Partner
                                        EVEREST MANAGERS, L.L.C.
Dated: August 30, 2000                  By:   /s/ David M. W. Harvey
                                        ---------------------------------------
                                        Name: David M. W. Harvey
                                        Title: Managing Member


                                        EVEREST MANAGERS, L.L.C.
Dated: August 30, 2000                  By:   /s/ David M. W. Harvey
                                        ---------------------------------------
                                        Name: David M. W. Harvey
                                        Title: Managing Member


Dated: August 30, 2000                  By:   /s/ David M. W. Harvey
                                        ---------------------------------------
                                        Name: David M. W. Harvey


                                        JAM PARTNERS, L.P.
Dated: August 30, 2000                  By:   /s/ Sy Jacobs, General Partner
                                        ---------------------------------------
                                        Name: Sy Jacobs, General Partner


Dated: August 30, 2000                  By:   /s/ Sy Jacobs
                                        ---------------------------------------
                                        Name: Sy Jacobs


Dated: August 30, 2000                  By:   /s/ Nick A. Becker
                                        ---------------------------------------
                                        Name: Nick A. Becker

                                                                       EXHIBIT B


                              LETTER TO MANAGEMENT





August 30, 2000

Board of Directors
c/o H. Rhoads Martin, Jr. - Chairman
BYL Bancorp
1875 North Tustin Avenue
Orange, CA  92865

Dear Rhoads,

In the next day or so a group led by myself and JAM Partners, L.P., the investment partnership of which I am general partner, and including Nick Becker and Everest Partners, of which David Harvey is a principal, will file a 13-D with the Securities and Exchange Commission. In it we will disclose that we own a 9% stake in BYL Bancorp. This makes us the largest shareholder of our company. The filing also mentions our request for two seats on our board of directors. This letter will be attached as an exhibit to the filing.

We take these actions in order to speak more loudly of our concerns that the board of directors may not be acting in the best interests of shareholders. As I individually advised in several of my previous letters, I and many others feel the board of directors should immediately pursue measures which will maximize shareholder value and liquidity through the prompt sale of the company to PBOC Holdings or another purchaser. Given the poor performance of the company over the last few years, the board has not earned the right to reject any reasonable offer.

In order to achieve appropriate representation on our board of directors, we hereby request that two members of our group be placed on the board of directors through inclusion of such persons on the company's slate of nominees and in its standard proxy materials. We propose that you include Nick Becker and David Harvey, two members of our group, as those two nominees. They both have valuable experience as bank investors. Because of the procedural rules governing nominations and in the event we are required to separately run our and/or other candidates, we must hear your response to this friendly proposal before 2 o'clock PM Pacific Time, Friday September 1, 2000.

As is our right as shareholders owning in excess of 5% of the company, we hereby officially request a shareholder list for the purpose of communicating with other shareholders on this matter, a clearly valid legal purpose. Under the California Corporations Code, as greater than 5% holders, we are entitled to this list within five business days of this date.

We apologize for our short timeline, however this is tactically necessary because of our need to retain the ability to submit proposals and/or an alternative slate of directors at our annual meeting in September. We hope neither of these actions will be necessary. Separately, our request for the shareholder list must be granted within the next week. In accordance with the rules, we are prepared to pay the reasonable costs associated with copying and delivering the list or coming to your office to make a copy.

Please call me with your ideas on our director proposals no later than 2 PM Friday. In the event I do not hear from you, I will assume you have elected to not work with us. My office telephone number is (212) 271-5526 and my cell phone is (917) 331-0687. The telephone numbers of our proposed nominees are (775) 265-3016 for David Harvey, and (714) 890-8233 for Nick Becker. All pertinent information on the members of our group will be set forth in our pending securities filing.

We are very hopeful we can work together to pursue our mutual interests.


Sincerely yours,



Sy Jacobs, General Partner


cc:   Nick Becker
      David Harvey
      Barry Moore
      Alan Rosen
      Bob Ucciferri

                                                                       EXHIBIT C


                              SCHEDULE OF PURCHASES
                             -----------------------


        Everest Partners Limited Partnership acquisitions of BYL Bancorp:

Date                       Shares (#)              Price/Share ($)               Cost ($)
----                       ----------              ---------------               --------
07/14/00                     5,000                      9.5030                    47,515.00
07/21/00                     5,000                      8.8780                    44,390.00
07/25/00                     2,000                      8.6325                    17,265.00

        Becker acquisition of BYL Bancorp:

Date                     Shares (#)          Price/Share ($)           Cost ($)
----                     ----------          ---------------           --------
7/13/00                    4,800                  9.5200               45,696.00
7/14/00                    2,500                  9.5200               23,800.00

        JAM and Jacobs acquisitions of BYL Bancorp:

        None in last 60 days



                                  Page 16 of 16